Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Private Equity (Master Fund), LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation		Fee Rate	Amount of Filing Fee

Fees to be Paid			$810,000,000.00	0.0001531		$124,011.00
Fees Previously Paid		$			$

Total Transaction Valuation:			$810,000,000.00
Total Fees Due for Filing:						$124,011.00
Total Fees Previously Paid:						0.00
Total Fee Offsets:						0.00
Net Fee Due:						$124,011.00